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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                       ___________________

                           SCHEDULE 13D
                         Amendment No. 3
            Under the Securities Exchange Act of 1934



                    Frisch's Restaurants, Inc.
                         (Name of Issuer)



               Common Stock, No par value per share

                  (Title of Class of Securities)


                             35874810
                          (CUSIP Number)


                      Gary P. Kreider, Esq.
                   Keating, Muething & Klekamp
                One East Fourth Street, 18th Floor
                      Cincinnati, Ohio 45202
                          (513) 579-6411
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         August 29, 1996

     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with this statement [ ].



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[ ][ ] CUSIP NO. 35874810
                               13D
                              Page      2      of   5     Pages

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Mr. Jerry L. Ruyan -- ###-##-####


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                          (b)   [ ]


  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        PF
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                      [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

                 7  SOLE VOTING POWER

   NUMBER OF              -0-
    SHARES
                 8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
                          474,854
     EACH
   REPORTING
                 9  SOLE DISPOSITIVE POWER
  PERSON WITH

                         379,254
                10  SHARED DISPOSITIVE POWER

                           -0-

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              474,854
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.9%

 14  TYPE OF REPORTING PERSON*
        IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

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[ ][ ] CUSIP NO. 35874810
                               13D
                             Page    3      of     5      Pages

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Barry S. Nussbaum -- ###-##-####


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]

                                                          (b)   [ ]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        PF
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                      [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen


                 7  SOLE VOTING POWER

   NUMBER OF              -0-
    SHARES       8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY               474,854
     EACH
   REPORTING     9  SOLE DISPOSITIVE POWER
  PERSON WITH
                           95,600
                10  SHARED DISPOSITIVE POWER

                           -0-

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             474,854

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.9%
 14  TYPE OF REPORTING PERSON*
        IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

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             This Amendment No. 3 to Schedule 13D ("Amendment")
is filed to revise Items 4 and 5 of Schedule 13D and to correct a discrepancy in the number of shares of Common Stock held by Mr.
Ruyan.

Item 4            Purpose of Transaction.

             On August 29, 1996, Messrs. Ruyan and Nussbaum filed a definitive proxy statement with the Securities and Exchange
Commission relating to the 1996 Annual Meeting of Frisch's
Restaurants, Inc. and are soliciting proxies for the Annual
Meeting.

             Messrs. Ruyan and Nussbaum have proposed a slate of four persons to serve as directors of the Company, namely Thomas
W. Doan, Arthur Engel, Barry S. Nussbaum and Jerry L. Ruyan. The proxy statement also proposes and seeks proxies to vote for:

             (1) An amendment to the Code of Regulations of Frisch's Restaurants, Inc. to provide for the elimination of the classified Board of Directors of the Company and to provide that all directors be elected annually for one-year terms; and

             (2) An amendment to the Code of Regulations of Frisch's Restaurants, Inc. to require that a majority of the directors of the Company and a majority of each committee of the Board of Directors be composed of non-management directors.

Item 5            Interest in Securities of the Issuer.

                  I.   Jerry L. Ruyan

                  (a)  See page 2, nos. 11 and 13.
                  (b)  See page 2, nos. 7-11.
                  (c)  The following trades were made through
                       market transactions since Amendment No.
                       1 to Schedule 13D was filed with the
                       Securities and Exchange Commission on
                       August 6, 1996:


                   			            Purchase    Number     Price
                   			               or         of        Per
                   			   Date       Sale      Shares     Share

	                    		 8/14/96   Purchase   9,500       $13.63

                    			 8/30/86   Purchase     500       $12.88

                    			 8/30/96   Purchase   1,000       $13.00

                    			 9/5/95    Purchase   8,700       $13.63


                  (d)  None.
                  (e)  Not Applicable.

                  II.  Barry S. Nussbaum

                  (a)  See page 3, nos. 11 and 13.
                  (b)  See page 3, nos. 7-10.
                  (c)  No trades were made through market
                       transactions since Amendment No. 1 to
                       Schedule 13D was filed with the Securities and Exchange Commission on August 6, 1996.
                  (d)  None.
                  (e)  Not Applicable.

                  III.      Messrs. Ruyan and Nussbaum

                  (a)  474,854 shares or 6.9%
                  (b)  See pages 2 and 3, nos. 7-10.
                  (c)  See (I)(c) and (II)(c) above.
                  (d)  None.
                  (e)  Not Applicable.


                            SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 6, 1996             *__________________________
                                      Jerry L. Ruyan



                                      *__________________________
                                      Barry S. Nussbaum



                                       By:  Gary P. Kreider
                                          ______________________
                                           Gary P. Kreider
                                           Attorney-in-Fact